UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2017, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Employee Stock Purchase Plan (Japan), 1-18 Onoedori, 7-Chome, Chuo-ku, Kobe, Hyogo 651-0088, Japan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)

Statements of Net Assets Available for Plan Benefits as of June 30, 2017 and 2016,
Statements of Changes in Net Assets Available for Plan Benefits for the
Years Ended June 30, 2017, 2016 and 2015; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2017 and 2016	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2017, 2016 and 2015	3

Notes to Financial Statements as of June 30, 2017 and 2016 and for the Years Ended June 30, 2017, 2016 and 2015	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Employee Stock Purchase Plan (Japan)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30,
2017 and 2016, and the related statements of changes in net assets available for plan benefits for the periods ended June 30, 2017, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2017 and 2016 and the changes in net assets available for plan benefits for the periods ended June 30, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits comprehended the translation of Japanese Yen amounts into U.S. Dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 12. The translation of the financial statement amounts into U.S. Dollars has been made solely for the convenience of the readers of these financial statements.

/s/Navarro Amper & Co.

Taguig City, Philippines
September 22, 2017

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF JUNE 30, 2017 AND 2016

	Japanese Yen		U.S. Dollars
	2017	2016	2017
ASSETS, At fair value:
Cash in bank	¥217,413	¥ 221,447	$ 1,940
The Procter & Gamble Company common stock 2017: 1,363,375 shares, cost ¥12.02 billion ($107.21 million) 2016: 1,407,234 shares, cost ¥13.42 billion ($130.44 million)	13,307,630,700	12,261,778,241	118,717,200
Total Assets	13,307,848,113	12,261,999,688	118,719,140
LIABILITIES
Accrued professional fees	5,234,099	4,785,012	46,693
Total Liabilities	5,234,099	4,785,012	46,693
NET ASSETS AVAILABLE FOR PLAN BENEFITS	¥13,302,614,014	¥12,257,214,676	$ 118,672,447

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	Japanese Yen			U.S. Dollars
	2017	2016	2015	2017
ADDITIONS:
Investment income (loss):
Unrealized gain (loss) on investments	¥ 334,096,896	¥ 926,271,183	(¥ 169,899,904)	$ 2,980,474
Realized gain on investments	37,235,802	6,901,160	238,006,782	332,180
Unrealized foreign exchange gain (loss) - net	955,825,716	(2,080,141,332)	2,154,795,252	8,526,909
Realized foreign exchange gain (loss) - net	79,486,629	(61,386,153)	335,230,431	709,099
Dividend income	289,798,006	313,728,027	322,792,362	2,585,284
Total investment income (loss)	1,696,443,049	(894,627,115)	2,880,924,923	15,133,946

Contributions:
Participant contributions	981,732,191	967,926,881	948,111,000	8,758,020
Employer contributions	194,370,400	193,257,247	193,504,019	1,733,976
Total contributions	1,176,102,591	1,161,184,128	1,141,615,019	10,491,996
Total additions	2,872,545,640	266,557,013	4,022,539,942	25,625,942

DEDUCTIONS:
Withdrawals from participants	(1,821,898,703)	(1,459,855,308)	(3,030,069,913)	(16,253,135)
Bank and administrative charges	(5,247,599)	(4,799,052)	(4,945,415)	(46,814)
Total deductions	(1,827,146,302)	(1,464,654,360)	(3,035,015,328)	(16,299,949)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,045,399,338	(1,198,097,347)	987,524,614	9,325,993

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	12,257,214,676	13,455,312,023	12,467,787,409	109,346,454
End of year	¥13,302,614,014	¥12,257,214,676	¥13,455,312,023	$118,672,447

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND 2016, AND FOR THE YEARS ENDED JUNE 30, 2017, 2016, AND 2015

1.	DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more information.
General
The Plan includes the Employees' Shareholding Association of The Procter & Gamble (P&G) Group for employees and executives of all P&G affiliates in Japan.  The Plan covers the employees of Procter & Gamble Japan K.K. and P&G Prestige Godo Kaisha (formerly known as Max Factor GK) (collectively the "Companies").
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the "Stock"), the Companies' parent company. The Plan is administered by IBM Business Services (IBM) as a subcontractor for Human Resources Service & Solutions (HRSS).  Daiwa Securities Co. Ltd. has been engaged by the Plan to provide the services of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees, defined as full-time employees, hired by the Companies may, at any time, apply for the membership in the Plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 150 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants' contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in Stock.
Members' monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Member's salary shall be 100,000 yen per Member who gets paid semi-annual bonuses, and 150,000 yen per Member who does not get paid semi-annual bonuses.  Member Contributions derived from semi-annual bonuses shall be 3 times the monthly Member Contributions: in units of 3,000 yen, and the maximum contribution from a Member's bonus shall be 300,000 yen per Member.  Subject to the monthly and annual limits, there is no limit on the total amount of Member Contributions that a Member can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of: (a) the Companies' contributions, (b) realized earnings or losses of the Plan, and (c) unrealized earnings or losses of the Plan.  Participant accounts are also charged with withdrawals and an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

Investments
Participants are only permitted to invest in Stock. Any dividends on shares of Stock are invested to additional shares of Stock.
Vesting
Participants are immediately vested in their contributions, the Companies' matching contributions and earnings.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted shares of Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.
2.	FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The financial statements have been prepared on the historical cost basis, except for the Plan's investment in Stock which is measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates. The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan's presentation currency.
Impact of Recently Issued Accounting Pronouncements
In January 2016, the Financial Accounting Standard Board issued Accounting Standard Update (ASU) 2016-01 to require equity investments to be measured at fair value with any fair value changes recognized in net income. The amendment also provides an alternative measure for equity investments that do not have readily determinable fair values.
The amendment did not have a significant impact on the Plan's financial statements.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash in bank
Amounts shown as cash in bank are uninvested funds held by the Plan that are to be invested in Stock the following month.

Investment in stock
Investment is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.
At the end of each reporting period, investment in Stock is stated at fair value, with any resultant gain or loss recognized in the Statements of Changes in Net Assets Available for Plan Benefits.  Fair value is determined using quoted market prices.
The Plan derecognizes its investment in stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity.  The difference between the carrying amount of the financial asset derecognized and the consideration received or receivable is recognized in the Statements of Changes in Net Assets Available for Plan Benefits.
Dividend income
Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.  Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.
Contributions and withdrawals
Contributions and withdrawals are recognized in the statements of changes in net assets available for plan benefits in accordance with the Plan's prospectus.
Expenses of the plan
Investment administrative expenses and all other fees and expenses are recognized in the statements of changes in net assets available for plan benefits when incurred. Accruals of expenses are recognized in the statements of net assets available for plan benefits when incurred but not yet paid at the end of each reporting period.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.
4.	CRITICAL ACCOUNTING JUDGMENTS
In the application of the Plan's accounting policies, management is required to make judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.   Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgment in Applying Accounting Policies
Below is a critical judgment that management have made in the process of applying the entity's accounting policies and that have the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen. The Japanese Yen is the currency of the primary economic environment in which the Plan operates. The Japanese Yen is the currency of the contributions received from the Plan participants and the Companies.
5.	RISKS AND UNCERTAINTIES
The Plan invests in Stock which represents a concentration in investments.  Investment securities are exposed to market volatility.  Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6.         FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid).  The Plan applies fair value measurements to the Plan's investments in accordance with the requirements described above.
The fair value of Plan's investment in Stock  as disclosed in the statements of Net Assets Available for Plan Benefits are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based on the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2017 and 2016, there were no transfers between different levels of fair value hierarchy.
The following table presents information about the Plan's assets required to be carried at fair value on a recurring basis as of June 30, 2017 and 2016:

	2017	2016
Asset Category	Level 1	Level 1
Investment in stocks	¥ 13,307,630,700	¥ 12,261,778,241

7.         INVESTMENTS
The investments held by the Plan as of June 30, 2017, 2016, and 2015, and the related unrealized fair value gain/loss and unrealized foreign exchange gain/ loss for the years ended June 30, 2017, 2016, and 2015, were as follows:

	2017	2016	2015
Number of shares	¥ 1,363,375	¥ 1,407,234	¥ 1,405,113
Cost	12,017,708,088	13,415,648,390	11,476,772,887
Unrealized gain (loss)	334,096,896	926,271,183	(169,899,904)
Unrealized foreign exchange gain (loss)	955,825,716	(2,080,141,332)	2,154,795,252
Market value	¥ 13,307,630,700	¥ 12,261,778,241	¥ 13,461,668,235

 The realized gain on sales of Stock for the years ended June 30, 2017, 2016, and 2015, was determined as follows:
	2017	2016	2015
Proceeds on sale of shares	¥ 1,821,898,703	¥ 1,459,855,308	¥ 3,030,069,913
Cost	1,784,662,901	1,452,954,148	2,792,063,131
Realized gain	¥ 37,235,802	¥ 6,901,160	¥ 238,006,782

8.	DISTRIBUTIONS PAYABLE
There are no distributions payable to participants who have elected to withdraw from the Plan as of June 30, 2017 and 2016.
9.	FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS
Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange gain of ¥955.83 million in 2017 and net unrealized foreign exchange loss of ¥2,080.14 million in 2016. Net realized foreign exchange gain in 2017 amounted to ¥79.49 million and net realized foreign exchange loss of ¥61.39 million in 2016, as disclosed in the Statements of Changes in Net Assets Available for Plan Benefits.
10.	RELATED PARTY TRANSACTIONS
The Plan held 1,363,375 and 1,407,234 ordinary shares of The Procter & Gamble Company, the sponsoring employer, with a cost of ¥12.02 billion ($107.21 million) and ¥13.42 billion ($130.44 million), at June 30, 2017 and 2016, respectively. For the years ended June 30, 2017, 2016 and 2015, the Plan recorded dividend income of ¥289.80 million, ¥313.73 million and ¥322.79 million, respectively.
During the years ended June 30, 2017, 2016 and 2015, the Plan received contributions amounting to ¥194.37 million, ¥193.26 million and ¥193.50 million, respectively from P&G Japan K.K. and P&G Prestige Godo Kaisha.
11.	TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All investment gains and losses, dividends received, contributions and administrative charges paid by the Companies on behalf of participants in the Plan are taxable to the participants.

12.       U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader.  These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars.  As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥112.10 = US$1, the approximate current rate at June 30, 2017 has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying Statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits.
*          *         *

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 22, 2017.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEE'S SHAREHOLDING ASSOCIATION

                                            By:  /s/ Miki Usuda___________
                                                        Miki Usuda
                                                        Chairman

EXHIBIT INDEX

Exhibit No.
      23                      Navarro Amper & Co.